UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION

OF REGISTRATION UNDER SECTION 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER

SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Numbers 000-25813, 333-186199

THE PANTRY, INC.

(Exact name of registrant as specified in its charter)

305 Gregson Drive

Cary, North Carolina 27511

(919) 774-6700

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

8.375% Senior Notes due 2020

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certificate or notice date:

Common Stock, par value $0.01 per share:	1
8.375% Senior Notes due 2020:	18

Pursuant to the requirements of the Securities Exchange Act of 1934, The Pantry, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 26, 2015

THE PANTRY, INC.

By:	/s/ Darrell Davis
Name: Darrell Davis Title: President